UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐  No  ☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SUBMITTED HEREWITH

Exhibits

99.1	Material Change for News Release dated July 22, 2004

99.2	News Release dated September 16, 2004

99.3	News Release dated September 20, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date October 5, 2004	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs